UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 14, 2026	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

This is to announce differences in the Company’s consolidated financial statements prepared in accordance with IFRSs and Taiwan IFRSs for the year ended December 31, 2025.

1.
Under the IFRS® Accounting Standards that came into effect as endorsed by the Financial Supervisory Commission of the Republic of China (“Taiwan IFRSs”), ChipMOS TECHNOLOGIES INC. (the “Company”) reported the items and amounts in consolidated financial reports for the year ended December 31, 2025 include:
a.
net profit attributable to equity holders of the Company of NT$495,117 thousand,
b.
total comprehensive income attributable to equity holders of the Company of NT$581,440 thousand,
c.
basic and diluted earnings per share of NT$0.70 and NT$0.69, respectively; and

as of December 31, 2025,

d.
total consolidated liabilities of NT$21,344,058 thousand,
e.
equity attributable to equity holders of the Company of NT$24,008,363 thousand.
2.
For the purpose of filing its 2025 annual report on Form 20-F with the U.S. Securities and Exchange Commission, the Company prepared its 2025 consolidated financial statements in accordance with IFRS® Accounting Standards (“IFRSs”) as issued by the International Accounting Standards Board and reported the items and amounts in consolidated financial reports for the year ended December 31, 2025 include:
a.
net profit attributable to equity holders of the Company of NT$550,635 thousand,
b.
total comprehensive income attributable to equity holders of the Company of NT$634,569 thousand,
c.
basic and diluted earnings per share of NT$0.78 and NT$0.77, respectively; and

as of December 31, 2025,

d.
total consolidated liabilities of NT$21,365,309 thousand,
e.
equity attributable to equity holders of the Company of NT$23,987,112 thousand.
3.
The major differences between IFRSs and Taiwan IFRSs applied by the Company for its 2025 consolidated financial statements were primarily due to the timing of the recognition of the 5% income tax on unappropriated retained earnings, the accumulated effects of differences carried over from prior years and the accounting treatment for investment accounted for using equity method as the Company did not participate investee’s capital increase which resulted change in shareholding.
4.
For more details, please refer to the Investor Relations section on Company’s website: https://www.chipmos.com/chinese/ir/overview.aspx.